Filed by Capri Listco pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capri Listco

Commission File No. 333-256152

Wells Fargo Virtual ‘Bricks to Clicks’ Digital Conference

Thursday, June 24, 2021

Presentation at 9:20 AM ET/ 2:20 PM UK

Speaker 1:

Good afternoon, everyone. Before we get started, if you are a member of the press or media, please disconnect at this time. This is a restricted line. Any unauthorized party in this meeting or any unauthorized use of the information communicated in this meeting is subject to prosecution to the fullest extent of the law. Any unauthorized person, including the media, who is on the line at this time, please disconnect. Please note, today's call is being recorded.

Zachary Fadem:

All right. Hello everyone. Thanks for joining us. I'm Zach Fadem, retail, broad lines, hard lines, and e-commerce analyst here at Wells Fargo and we're happy to have Cazoo founder and CEO, Alex Chesterman as well as CFO Stephen Morana. So before I kick off the Q and A, quick note for those in the audience that would like to ask questions, I'd like it to be interactive. So feel free to email them to me. It's Zachary, Z-A-C-H-A-R-Y dot Fadem, F-A-D-E-M at wellsfargo.com. And I'm happy to put those out for you. And with that, let's kick it off with you, Alex, as you have a really interesting entrepreneurial background that I'd love to hear about and dig into a little bit. And then, for those that are less knowledgeable about Cazoo, maybe you can catch us up on where we are today.

Alex Chesterman:

Yeah. Thanks Zach. Thanks for having us this morning, your time, this afternoon, our time. Great to be part of this. So my background, I spent the last 20 years almost admiring businesses from afar, in the US, that are gaining traction, that haven't yet hit the shores of the UK or Europe. Looked at a lot of businesses and settled on launching those into these markets where I've fallen in love with the business model, and that the UK and mainland Europe, are at least as good structurally, if not better. And I did that in 2003, when Netflix was a small two billion dollar DVDs by post business in the States. I copied that and launched what became the largest business in Europe in that space, called LoveFilm which we sold to Amazon. Again, I repeated that in '07 when I saw Zillow in '06 in the States and copied that with Zoopla, which was a business that we took public on the London stock exchange in 2014, and subsequently sold to Silver Lake in 2018.

And similarly, in 2018, saw and fell in love with Carvana. Looked for the model, looked at all of the elements as to why the UK may or may not be better, and the rest of Europe. Quickly realized that I actually, like the two previous businesses that I started, that there were a number of reasons why, structurally, the UK and Europe were better. Those include the fact that we do more e-commerce in UK and Northern Europe than in the States. We turn our cars over more frequently. We have a much higher population density. So, for logistics reasons, it's an easier business to operate. So we started the business in late 2018. We launched in late 2019.

We are, I'm told, the fastest growing business in Europe. This is our second full year of operation. We will do almost a billion dollars of revenue this year. We've grown from a team that was less than 50 people, this time two years ago, that's now over 2,250 people. We're in multiple markets. We're in the UK, France and Germany. In a limited way in France and Germany currently, launching our full proposition there later this year. And, as you know, we're in a process at the moment where we agreed to a business combination with AJAX, founded by Dan Och. We're super excited about that process. And we're going through the final stages of that process and expect to be listed on the NYSE within a matter of weeks.

Zachary Fadem:

Well, I think most of us in the audience are based in the US here, and pretty familiar with Carvana and the industry. So maybe you can elaborate a little bit on how the addressable market compares in the UK and broader Europe, both in terms of size, online penetration, fragmentation, demographics? Just curious to hear how that background compares.

Alex Chesterman:

Yeah, the markets are very similar. Europe, as an overall market, is marginally bigger than the US across the whole of Europe. UK is about a fifth of the size. So we do 8 million used car transactions a year in the UK versus just over 40 million in the US. So the UK is a big market, but we are, from a logistics perspective, as you know, the UK is about the size of Florida. So in terms of the moving stuff around, the operational logistics part of the business, UK, we have a fifth of the population in a 40th of the landmass. We are eight times more dense from a population perspective, which makes operating a logistics business much easier. In terms of the business model, it is much more like Carvana, which most of you will be familiar with, than unlike it. In almost all ways we've emulated that model in terms of fully integrated, doing everything from buying the cars, reconditioning the cars, scoring the cars, and delivering the cars to the customer ourselves.

We've done that, end-to-end, from day one and have built significant infrastructure. We have already got five vehicle prep centers in the UK. We have four under development with partners in Europe. We have 17 customer centers open already in the UK, which are sort of similar to Carvana vending machines, but more functional in the sense that they're manned, they have service centers attached to them, they're for storage, distribution, and collection. And we have hundreds of our own vehicles and drivers doing last mile delivery. We do our own long distance trunking as well in the UK, with our own fleet of multi-car transporters. So we've built a very, one of the moats in this business is the infrastructure that you build around the ops and logistics, to be able to deliver on the brand promise.

Zachary Fadem:

And I know with respect to your model, there's certainly some differentiators that I do want to address. But, in terms of the basics of the business, very much like Carvana, you buy a car, either from a customer or an auction, you take it to a reconditioning center, you invest in the vehicle, you image it, you put it on your website, you sell it, you deliver it to the customer. Now, in terms of the backend, can we dig into some of the nuts and bolts around sourcing channels? Do you buy from customers? Do you buy from auction? Do you do fleet deals? And then, with regard to the reconditioning, how much do you outsource versus do yourself? And then love to also dig into your physical footprint, capacity, all that good stuff.

Alex Chesterman:

Yeah. So if we take that in the stages of the buying, then the ops, then the logistics. So buying, very similar channels to Carvana in the US and it's going to be very similar in Europe as we're currently buying. Three principles sources, which are customer, consumer direct, corporate, which includes dealer groups, fleet owners, dealer groups, OEMs, rental companies, and then auctions. So if you look at our business today, we are about 60% corporate, 30% auction, 10% direct from consumer. And the reason that the consumer is so low, is today we only buy from consumer as a trade in. We don't buy anything and everything. That is changing over the course of the next three or four weeks, when we will open up to buying everything. And where we want to get to ultimately is where Carvana is today, which is 60% direct from consumer.

That is the widest range of cars, it's the best value, it's the highest margin because effectively you're cutting out a middleman. So that is a massive opportunity for us Our model says we'll get to 30%, by 2024, direct from consumer. But in reality, as I said, Carvana's already at 60% plus, and that has a very big impact, that buying mix shift, on future GPU opportunity. So we'll continue to change that mix. And ultimately, I think we will be 60% bought direct from consumer, 30% from corporate, 10% from auction, where you pick up the bits and pieces you need to fill in your inventory. From a reconditioning perspective, one year ago today we were 100% outsourced. Today we are a hundred percent in-source with our own sites. We have capacity to do six figures in terms of cars per year, so north of a hundred thousand.

And if we run 24/7, include some expansion of those sites, we can get that up to two to 300,000 cars a year, which is significant and we'll continue to expand that footprint in the UK. In Europe we're starting in the same way as we did in the UK, which is in partnership with an outsource provider. And ultimately we'll move to taking that in-house. And, as I said, we've got two sites in Germany, two in France, under development with an outsource partner and we're already reconditioning and buying cars in anticipation of our launch before the end of this year. And then, from a delivery perspective, we move cars, as soon as they're ordered, we move them from those hubs, our five prep centers in the UK, to our spokes, which are our 17 customer centers. At the moment we offer both free delivery and free collection. So we tilt towards delivery because it's a free option for consumers.

We will start charging for delivery at some point this year. At the moment it's about 85% delivery, 15% collection. I'm still not sure why 15% of people collect, given delivery is free, but that's good. So we offer the option for people to collect. And, as I said, we've got a fleet of hundreds of single car transporters. That's one of the small differences between us and Carvana, is we've designed those in a slightly different way as a closed [inaudible], a little more theatrical, a little better protection against the weather. So we do deliveries. So we do everything entirely in-house in the UK. In Europe we will do almost everything in-house except for reconditioning, where we will have our own people on site doing quality control, but we will partner initially. Because, to get a fast start and to be able to have national exposure in those markets, you need to partner initially.

Zachary Fadem:

So I want to dig in on consumer sourcing a bit. 10% today. We know that when Carvana, and also Vroom for that matter, turned on the spigot and started advertising and started sourcing from customers. You saw that number ramp up to 50% very quickly. Can you talk about what that's going to mean for your business, both in terms of profitability you touched on, but also the wholesale channel? And I'm curious, how does the consumer in the UK tend to handle an old vehicle? Is it mostly a trade in, is it mostly with the dealership? How much is peer to peer? Is that any different from the US? Curious to hear some thoughts there.

Alex Chesterman:

It's very similar to the US. It's a combination of those three routes, which is, as you said, trade in, dealers and peer to peer, eBay for example. It really depends on the value of the vehicle and whether that customer is trading into another vehicle or they're just getting rid of it. It changes a number of things for us, for the better, once we open that up. One is, is gives us access to a much wider and greater volume of inventory. So our inventory goes up and, as your inventory grows, your conversion rates grows as well, not in a linear way, but the propensity of people to find what they're looking for, the greater your inventory is. If you look at where we are today. We have about 3000 cars on our site versus Carvana has 30,000. We probably won't get to 30,000 any time soon, but as we go from three to 12 or 15,000, you'll see a four or five X change in inventory that might drive a two X improvement in conversion.

Of course, that drives a lot of other metrics. For example, CAC. If you double your conversion, you halve your CAC. From a GPU perspective, it has a very significant benefit because, as I said, you're probably saving seven or 800 bucks per car, from consumer versus auction. So there's also a much wider variety because, if you look at the corporate sources, they tend to be quite vanilla when you're buying from corporate. Whereas, when you're buying from consumers, these are cars that they spec themselves for their own ownership for three or four years, maybe longer. And so they tend to be a higher spec car. So very significant impact on inventory, inventory volume and diversity, but also profitability.

Zachary Fadem:

Got it. And let's talk about some of the differentiators here. We've talked a lot about how your business model compares to Carvana. Let's start to dig in on what's different. And the first thing I wanted to touch on is the subscription model, which is a bit unique to you. We'd love to hear the details for everybody on the line, the game plan, how it works, any thoughts would be great.

Alex Chesterman:

Yeah, that was probably the biggest difference today on something we're doing that they're not doing. On the flip side of that, something that Carvana is doing that we're not doing yet today, is on balance sheet financing and securitization. So that's one of the differences. The other way something we will do and we'll catch up to, not within our financial models. So upside to the model, we do fairly well on that. We obviously offer finance in a fully integrated journey, but we do it with third party partners rather than on balance sheet. And we earn decent commission of well over a thousand bucks per transaction. By not doing it ourselves, we think we're probably leaving a similar amount on the table. So it's something we will get to, but that's a lot of upside opportunity.

On subscription, it's not a huge part of our business and it's not projected to be a huge part of our business in the short to medium term. I think longterm, it could become more exciting, particularly with the transition to EVs. But there's specific reasons why we think it's important. What it's done is it's put us into the new car space and allowed us to find new cars, which helps shape our future inventory. So when you think about the sourcing and the three sources we talked about, which is consumer, corporate, and auction, one of the corporate sources for us now is OEMs direct, where we're buying volumes of new cars, putting them out on subscription from anything from six to 24 months. A quite high margin business. It's an all-inclusive monthly subscription, which includes everything from insurance to maintenance, servicing, et cetera.

So it's a decent margin, but when those cars come back off subscription, they never leave our balance sheet. We own them during the subscription period. And when they come back, they are single owner vehicles, which are relatively new, up to two years old, which then become our used cars. So we are now our own supplier of a small part of our inventory in the future. So it just helps us to shape it. And one of the reasons we got into that was if you look at, for example, EVs today, most of the used cars we're buying are in the three to four year age bracket. So you have to think about what was going on in the new car world three or four years ago, to figure out what's going on in the used car world today. Well, there wasn't a whole hell of a lot going on in the EV new car world four years ago.

So the availability of used stock is pretty limited. We now are able to shape, by buying a lot of new EVs today, we're able to shape that inventory in 12, 18, 24 months. So the other way I describe it, the other two benefits are, one, if you look at the addressable market for people looking for their next car, they have two ways, traditionally, of doing it. One is they write a large check for 15 or 20,000 bucks. The other is they sign a longterm agreement for three or four years. But there is a market for people who either can't or don't want to do either of those two things, from a commitment or an affordability perspective. So being able to offer somebody the ability to do it for a shorter period of time, short term leasing if you like, and also completely hassle-free. Just add gas. Everything else we take care of, tax, warrantee, maintenance, insurance, everything else is done. So there's an addressable market issue that it opens you up to a greater number of people.

Zachary Fadem:	You touched on captive financing a bit. Curious, when the time comes, did you talk about how big you need to be to do it? What that process would entail?

Alex Chesterman:

Yeah. I think, in terms of scale, we're already there. Doing tens of thousands of finance transactions a year, we're already there. So we're at the scale to do it. It's more of a complexity issue that you need to have risk engines and decisioning engines built. And it's something that's very much within our capability but we've got a lot of other priorities at the moment. So the first step was to fully integrate some partners, like we have in the UK, Black Horse, and in Europe, with [inaudible] there. So, some core partners who we work with on financing and we can earn a very decent commission from doing so. And then step two will be to do that ourselves, securitize, et cetera. So it's not a question of if, it's a question of when. And we're, as I said, there's upside there but we have a lot of... We've run pretty fast in the last two years. I imagine we'll run at least as fast in the next two and we'll get there, but it's one of many things we still want to do.

Zachary Fadem:

A big question that we've been, or big topic, we've been getting a lot of inbounds on of late, is just this absolute bonanza we've seen in the wholesale pricing market over the last several months or six months or so. And I'd love to hear, first of all, are you seeing a similar dynamic in the UK? Any thoughts on your end on what the biggest drivers or contributors are to this phenomenon, and then how you're managing through the disruption?

Alex Chesterman:

Yeah, so we are seeing a similar phenomenon, but I would caution investors not to focus too much on blips either way. So you've seen this with wholesale prices, move down for a short period of time, three to six months, then they move back up. There are events that may happen that drive that, whether they're financial prices or whether they're COVID or whether they're chip manufacturers. There'll always be events that will cause numbers, in any particular quarter, to maybe spike. In terms of the impact on our business, it's actually very limited because wholesale prices are up, the supply is constrained. But retail prices move up in tandem. So, from a margin perspective, you've got, so what was the change in our businesses? We are paying a little bit more for the average purchase price of the stock we're buying.

And we're selling a little bit higher to the average retail price that we're selling at. And for a period of the last three months, that's been true and it may carry on for the next three months. But I think about the business much more from a steady state. What's the ongoing opportunity look like? And if you look at GPU, which is there are two key drivers in this business. Obviously we track a lot of metrics, but the two that matter most are, can you drive GPU up and can you drive CAC down? And if you could do those two things successfully, you have a very good business. Providing, obviously, your market share and penetration continues to grow. So GPU, if you look at the Carvana journey of minus 500 bucks to plus three and a half thousand bucks over seven or eight years, and they have a target to do obviously four and a half, 5,000 bucks, we're being a lot more conservative.

We turn GPU profitable in our fourth quarter. So at the end of last year, we put out our Q1 results, which showed we were 145 pounds, a couple of hundred bucks positive on GPU already in Q1. And there are so many drivers, things that we've already talked about, that will continue. We're saying that we may get to 2000 pounds in three or four years time. So, again, we're being pretty conservative. Both Stephen and I have the benefit of both having public company experience for many years and we tend to be the people who try to under promise and over deliver. But if you think about the core opportunities, from a GPU perspective, to get from a couple of hundred bucks, a couple of thousand bucks and beyond, very, very clear visibility on how you do that. The first is the buying mix that we talked about.

You just buy more direct from consumers. The second is you get better at all of the ops and logistics, and that comes with scale. So first of all, taking ops in-house. You're no longer partnering with a third party and giving away margin. You get better with scale. The same with logistics, more loads per trunk, more deliveries per ship, all that type of stuff with greater density. And the third big opportunity on GPU is around the thing we talked about finance, but there's a lot more beyond that. There's warranties and pain protection and service plans and insurance. So you get better commercials and better attachment rates on all of those products over time. So we have a very, very clear visibility to how we continue to grind out, month on month, quarter on quarter, improvements. And, as I said, we're being pretty conservative by saying we'll get to 2000 pounds in three or four years time, well below where Carvana already is. Longterm I think our margins will be better than Carvana's because of some of the things we talked about, the structural benefits of the UK market.

Zachary Fadem:

Well, you hit my next question perfectly with that. So appreciate the detailed GPU answer. So let's take a step back. We have a few more minutes, let's talk a little bit about the industry and online penetration. Lots of different players here. It's very, very fragmented industry. Cazoo appears well-positioned as a disruptor to the status quo. Curious if you could paint us a picture of how you think base case e-commerce adoption is trending over the next five years? And then let's talk about where you think this could ultimately land.

Alex Chesterman:

Yeah. So I think if we take a five to 10 year view and you look at the market, this is a really interesting market in that it's not a winner-takes-all. You don't need to blow everybody else up in order to build a huge business, because it's so big. So if I look at the European landscape broadly, there's about 180,000 dealers. So yes, that. Your fragmented point is a very good one. You've got tens, hundreds of thousands of small players. I think that, over the next five to 10 years, you will see a contraction of those players by, call it, 20 or 30%. So you might go from 180,000 to 120, 130,000. Still lots of room for lots of people to carry on doing things exactly the way they have been. Those 40, 50, 60,000 dealers that over the next 10 years might disappear, will all be consolidated into half a dozen digital businesses that will mop up all of the volume.

Because, if you think about the volume of transactions, at a steady state those numbers remain the same. Actually they're growing, the number of transactions. But let's just assume transactions stay the same, 20 or 30% of the long tail fragmented offline players disappear. And that business ends up in the hands of four to six big players. You can see, again, our model, I always describe it as being incredibly unambitious because we're saying, in four years time we want to get to a 3% market share in the UK, a 1% market share in Europe. I come from a background where I've had 40, 50, 60% market shares. So to say I'm shooting for a 1% market share sounds slightly absurd. But look at the numbers.

A 1% share is a very, very large number. So my point is, if pure play digital gets to 20%, you can be one of three, four, five, six players, and still have an absolutely enormous business. Now we think we'll be the leader in the UK and Europe. We think we're doing things differently. We're very data centric. We have a lot of experience and a great team at building big consumer brands. This is very much in our sweet spot of what we've done multiple times before. But yeah, I think that's the way the market moves. You don't have to see every traditional car dealer go out of business to build an absolutely enormous business in this [inaudible]. And you've seen that with Carvana at a .7% market share.

Zachary Fadem:

Yeah, absolutely. This time flew by. We've got about one minute left. I guess maybe we'll spend that last minute. I'll open it up to you. If there's anything that we didn't cover that you think is important to touch upon, either the staff or the longterm plan. I'll hand it over to you for the last minute or so, and then we'll wrap this up.

Alex Chesterman:

Yeah, no, I think, if I go back to the very beginning of why are we doing this? It is the single largest retail market out there, bar none. It is the lowest digital penetration, pretty much bar none. And you're pushing on an open door with consumers because it's a pretty unloved customer experience, the legacy way of doing it. So when you go to consumers and say, we're going to offer you better selection, better value, better transparency, better quality, better convenience. You don't have to be a marketing genius to convince consumers that this is better. And what we see over and over again now is consumers saying, I can't believe how easy it was. I can't believe how great it was. I'm never going back to doing it the old way. And that's why we have enormous confidence that this is going to get to double digit, 20 plus percent market share. Because, quite frankly, it's just better.

Zachary Fadem:	Alex, thanks so much for your time today. Pleasure chatting with you and looking forward to being in touch.
Alex Chesterman:	Thanks for having us, Zach, great to see everybody.
Zachary Fadem:	Yep. Bye guys.

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Listco”). In connection with the proposed business combination, Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX shareholders, and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021. These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com